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                        Independent Auditors' Consent


Board of Directors
Option One Mortgage Corporation:


We consent to the incorporation by reference in the Registration Statements Nos. 33-185, 33-33889, 33-54985, 33-64147 and 333-33039 of H&R Block, Inc. and
subsidiaries on Forms S-8 of our report dated February 18, 1997, with respect to the balance sheets of Option One Mortgage Corporation as of December 31, 1996 and 1995, and the related statements of earnings, stockholder's equity and cash flows for the year ended December 31, 1996 and for the period from March 3, 1995 to December 31, 1995 (Successor period) and from January 1, 1995 to March 2, 1995 (Predecessor period), which report appears in the Form 8-K/A of H&R Block, Inc. dated August 14, 1997, and to the inclusion of such report in such Form 8-K/A.


Our report dated February 18, 1997 contains an explanatory paragraph that states that effective March 3, 1995, Fleet National Bank, Rhode Island acquired all of the outstanding stock of Option One Mortgage Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable. Effective September 27, 1995, Fleet National
Bank, Rhode Island transferred its investment in the Company to one of its wholly owned subsidiaries, Fleet Holding Corporation.




                                             /s/ KPMG PEAT MARWICK LLP






Orange County, California
August 14, 1997